TUMI RESOURCES LTD.

                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                     TEL: (604) 685-9316 FAX: (604) 683-1585
                         WEBSITE: WWW.TUMIRESOURCES.COM
                             TSX VENTURE SYMBOL: TM




December 23, 2008



Ms. Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC  20549-7010



Dear Ms. Lam:

RE: TUMI RESOURCES LIMITED (THE "COMPANY") - COMMENT LETTER DATED DECEMBER 10, 2008 REGARDING FORM 20-F FILED JUNE 26, 2008 - FILE NO. 000-50244

We acknowledge receipt of your comment letter dated December 10, 2008, with respect to the Company's Form 20-F filing for its fiscal year ended December 31, 2007. We have now completed our review of your comments and respond as follows.

YOUR LETTER DATED DECEMBER 10, 2008.

FINANCIAL STATEMENTS

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND US GAAP, PAGE F-20
-------------------------------------------------------------

1. WE SEE THAT YOU ARE RECLASSIFYING THE FULL AMOUNT OF INVESTING CASH EXPENDITURES REPORTED UNDER CANADIAN GAAP ON PAGE F-5 AS EXPENDITURES ON MINERAL RESOURCE INTEREST TO THE OPERATING SECTION FOR US GAAP
         PURPOSES; AND NOTE THAT YOU HAVE SIMILAR ADJUSTMENTS IN THE RECONCILIATION ON PAGE 8. GIVEN THE PROPERTY COSTS DETAILS IN SCHEDULE I, IT APPEARS THAT YOU ARE RECLASSIFYING BOTH THE MINERAL RIGHTS ACQUISITION COSTS THAT SHOULD BE CAPITALIZED UNDER US GAAP PURSUANT TO THE GUIDANCE IN EITF 04-02 (SUBJECT TO IMPAIRMENT TESTING UNDER SFAS 144 AND EITF 04-03) AND EXPLORATION COSTS. ANY CASH EXPENDITURES REPRESENTING THE COSTS OF ACQUIRING MINERAL RIGHTS THAT YOU CAPITALIZE UNDER US GAAP SHOULD BE REPORTED AS INVESTING CASH FLOWS, NOT RECLASSIFIED AS OPERATING CASH FLOWS.

         RESPONSE: Agreed. We will report the costs of acquiring mineral rights which have been capitalized under US GAAP as investing cash flows, not as operating cash flows. We propose to make this correction in our Form 20-F filing for the fiscal year ended December 31, 2008.

Ms. Joanna Lam
U.S. Securities and Exchange Commission
December 22, 2008
Page 2



CONTROL AND PROCEDURES, PAGE 57
-------------------------------

2. WE NOTED THAT YOU FILED THE CERTIFICATION REQUIRED UNDER ITEM 19 OF FORM 20-F AS EXHIBIT 31 (ALTHOUGH IT IS LABELLED AS EXHIBIT 12.1). PLEASE REVISE THIS CERTIFICATION TO INCLUDE THE INTRODUCTORY LANGUAGE OF PARAGRAPH 4 AND THE LANGUAGE OF PARAGRAPH 4(B), AS SET FORTH IN
         EXHIBIT INSTRUCTION 12.

         RESPONSE: We have reviewed the certification required under Item 19 of Form 20F. We propose to revise future certifications, commencing with the Company's Form 20-F filing for the fiscal year ended December 31, 2008, as attached.

We trust you shall find the above to be acceptable.

We acknowledge that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any acting with respect to the filing; and
         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

TUMI RESOURCES LIMITED



Per:     /s/ David Henstridge

         David Henstridge
         Chief Executive Officer and
         Chief Financial Officer

DH:blm

Enclosure

                                  EXHIBIT 12.1

                   CERTIFICATION PURSUANT TO RULE 13A-14(A) OF
               CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER



I, David Henstridge, certify that:

1.       I have  reviewed  this  annual  report on Form  20-F of Tumi  Resources
         Limited.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4. As the sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

         (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

         (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         (c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. As the sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

         (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:  _______________________, 200__





-------------------------------------------------
David Henstridge, Chief Executive Officer,
Chief Financial Officer, President, and Director